ALST Casino Holdco, LLC
2711 Centerville Road
Suite 400
Wilmington, DE  19808

October 7, 2011

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Adam Turk

Re: ALST Casino Holdco, LLC
Registration Statement on Form 10 (File No. 000-54480)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), ALST Casino Holdco, LLC (the “Registrant”) hereby requests withdrawal of its Registration Statement on Form 10-12G, Registration No. 000-54480 (together with all exhibits thereto, the “Registration Statement”) to prevent it from becoming automatically effective sixty days after the date of the original filing.  The Registration Statement was originally filed with the Securities and Exchange Commission on August 12, 2011.

The Registrant submits this request for withdrawal as the Registrant is awaiting approval of the Restructuring Transactions (as defined in the Registration Statement) by the Nevada Gaming Commission and the satisfaction of conditions precedent to the effectiveness of the Plan (as defined in the Registration Statement) prior to voluntarily registering its common units on Form 10.  The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Gregory A. Ezring of Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Registrant’s outside counsel, at (212) 373-3458.  Thank you for your attention.

Sincerely,

/s/ Soohyung Kim
Soohyung Kim

cc:	Gregory A. Ezring Paul, Weiss, Rifkind, Wharton & Garrison LLP